UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294, Office 501

Montevideo, Uruguay, 11300 WTC Free Zone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated May 15, 2019 titled “Arcos Dorados Reports First Quarter 2019 Financial Results”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: May 15, 2019

Item 1

FOR IMMEDIATE RELEASE

ARCOS DORADOS REPORTS FIRST QUARTER 2019 FINANCIAL RESULTS

•	Consolidated revenue growth of 12.0% on a constant currency basis, with 10.0% comparable sales growth[1]

•	Consolidated Adjusted EBITDA increased 6.5% on a constant currency basis[1]

•	Adjusted EBITDA margin expanded 40 basis points to 13.8% in main market, Brazil

Montevideo, Uruguay, May 15, 2019 – Arcos Dorados Holdings, Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America’s largest restaurant chain and the world’s largest independent McDonald’s franchisee, today reported unaudited results for the first quarter ended March 31, 2019.

First Quarter 2019 Highlights – Excluding Venezuela

•	As reported, consolidated revenues decreased 9.3% to $727.9 million versus the first quarter of 2018, primarily due to depreciations of the Argentine and Brazilian currencies. On a constant currency basis[2], consolidated revenues grew 12.0%, above blended inflation

•	Systemwide comparable sales[2] rose 10.0% year-over-year

•	As reported, Adjusted EBITDA[2] decreased 9.1% to $61.8 million compared with the prior-year quarter; on a constant currency basis, Adjusted EBITDA grew 6.5%

•	Consolidated Adjusted EBITDA margin remained flat year-over-year at 8.5%

•	As reported, General and Administrative (G&A) expenses decreased 7.8% versus the year-ago quarter

•	As reported, net income increased 6.6% to $14.5 million, from $13.6 million in the first quarter of 2018

___________________________

1 Excluding Venezuela

2 For definitions please refer to page 13 of this document

“After expanding Arcos Dorados adjusted EBITDA margin in the latter half of 2018, we have focused more on revenue growth and capturing additional market share. The continued rollout of EOTF restaurants, combined with strong marketing and promotional campaigns, helped drive first-quarter comparable sales 10% higher, with sales in Brazil, our largest market, rising well above inflation. We expect a strong marketing calendar to continue to support sustained sales growth throughout the year. Although our adjusted EBITDA margin remained at last year’s first quarter level, it increased 6.5% in absolute terms and we remain on track to deliver margin improvements within the range and time periods that we announced last year.

Consistent with our flexible approach to allocating capital within our company’s vast geographic footprint, we are extending the EOTF rollout to Chile, which is among the SLAD countries helping offset the macroeconomic challenges that we continue to face in Argentina. Mexico’s topline is also increasing as an important counterweight, with additional growth in foot traffic helping drive an eighth consecutive quarter of sales growth in this market.

Service enhancements under our Cooltura de Servicio program, another important area of investment, are also further strengthening the McDonald’s brand in Latin America and the Caribbean, which includes being the region’s leading dessert brand. Along with our new EOTF formats and award-winning marketing, the program helped increase our lead as the most preferred QSR brand in São Paulo, Brazil’s most populous state. Another key differentiator for our brand is being the most sustainable and socially beneficial restaurant company in Latin America.

An integral component of our omnichannel approach to serving guests is our mobile app, which has been downloaded well over 24 million times as of today, by far the most in the region’s food and beverage market. Combined with digital menu boards and self-order kiosks, our app is also helping create a powerful technology ecosystem that further enhances the EOTF guest experience and strengthens our competitive position. Additionally, approximately 70% of the delivery business is incremental sales, the equivalent of our seventh largest geographic market.

With the ability to allocate capital within Arcos Dorados’ dominant footprint, roll out the most comprehensive omnichannel guest experience, and leverage our market-leading brand, we expect our strong performance to continue this year,” said Sergio Alonso, Chief Executive Officer of Arcos Dorados.

First Quarter 2019 Results

Consolidated

Figure 1. AD Holdings Inc Consolidated: Key Financial Results
(In millions of U.S. dollars, except as noted)

	1Q18 (a)	Currency Translation - Excl. Venezuela (b)	Constant Currency Growth - Excl. Venezuela (c)	Venezuela (d)	1Q19 (a+b+c+d)	% As Reported
Total Restaurants (Units)	2,190				2,225

Sales by Company-operated Restaurants	807.1	(164.0)	91.8	(39.4)	695.4	-13.8%
Revenues from franchised restaurants	42.8	(6.8)	4.3	(4.7)	35.6	-16.8%
Total Revenues	849.9	(170.9)	96.1	(44.1)	731.0	-14.0%

Adjusted EBITDA	38.6	(10.7)	4.4	28.3	60.6	57.0%
Adjusted EBITDA Margin	4.5%				8.3%
Net income (loss) attributable to AD	0.5	(3.9)	4.8	10.8	12.2	2340.0%
No. of shares outstanding (thousands)	211,073				204,035
EPS (US$/Share)	0.00				0.06

(1Q19 = 1Q18 + Currency Translation Excl. Venezuela + Constant Currency Growth Excl. Venezuela + Venezuela). Refer to “Definitions” section for further detail.

Arcos Dorados’ consolidated results continue to be heavily impacted by Venezuela’s macroeconomic volatility, including the ongoing hyperinflationary environment and the country’s heavily regulated currency. As such, reported results may contain significant non-cash accounting charges to operations in this market. Accordingly, the discussion of the Company’s operating performance is focused on consolidated results that exclude Venezuela.

Consolidated – excluding Venezuela

Figure 2. AD Holdings Inc Consolidated - Excluding Venezuela: Key Financial Results
(In millions of U.S. dollars, except as noted)

	1Q18 (a)	Currency Translation (b)	Constant Currency Growth (c)	1Q19 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	2,060			2,105

Sales by Company-operated Restaurants	765.0	(164.0)	91.8	692.7	-9.5%	12.0%
Revenues from franchised restaurants	37.8	(6.8)	4.3	35.3	-6.6%	11.4%
Total Revenues	802.7	(170.9)	96.1	727.9	-9.3%	12.0%
Systemwide Comparable Sales						10.0%
Adjusted EBITDA	68.0	(10.7)	4.4	61.8	-9.1%	6.5%
Adjusted EBITDA Margin	8.5%			8.5%
Net income (loss) attributable to AD	13.6	(3.9)	4.8	14.5	6.6%	35.3%
No. of shares outstanding (thousands)	211,073			204,034
EPS (US$/Share)	0.06			0.07

Excluding the Company’s Venezuelan operation, as reported revenues decreased 9.3% year-over-year, primarily due to the negative impact of the 49% and 14% year-over-year average depreciations against the US dollar of the Argentine peso and the Brazilian real, respectively. This impact was partially offset by constant currency revenue growth of 12.0%, which was above the blended inflation rate for the quarter. Constant currency revenue growth was supported by a 10.0% increase in systemwide comparable sales, with strong sales growth in Brazil, Chile, Peru, Panama and Mexico. Comparable sales were driven by the Company’s promotional strategy across the region, average check growth and positive traffic stemming from higher McDelivery revenues and the expansion of Dessert Center locations.

Adjusted EBITDA ($ million)

Breakdown of main variations contributing to 1Q19 Adjusted EBITDA

As reported, first quarter consolidated Adjusted EBITDA, excluding Venezuela, decreased 9.1%, and increased 6.5% in constant currency terms. The Adjusted EBITDA margin remained flat at 8.5%, with margin expansions in Brazil and the Caribbean divisions, and margin contractions in NOLAD and the SLAD divisions. Our promotional strategy led to a shift in mix, resulting in higher F&P costs as a percentage of sales. This was fully offset by efficiencies in Payroll costs and other cost line items.

As reported, consolidated G&A decreased 7.8% year-over-year and increased 17.4% on a constant currency basis, while remaining stable as a percentage of revenues.

Main variations in other operating income (expenses), net

Included in Adjusted EBITDA: In the first quarter of 2019, Arcos Dorados recorded an inventory write-down charge of $2.5 million related to its operations in Venezuela, compared to $41.3 million last year.

Excluded from Adjusted EBITDA: There were no material income or expenses.

Non-operating Results

Non-operating results for the first quarter, excluding Venezuela, contain a $1.4 million non-cash foreign currency exchange gain, versus a non-cash loss of $1.8 million in 2018. Net interest expense was $2.2 million lower year-over-year.

Arcos Dorados reported income tax expenses, excluding Venezuela, of $8.1 million in the first quarter, compared to an income tax expense of $12.9 million in the prior-year period.

First quarter net income attributable to the Company totaled $14.5 million ($12.2 million, including Venezuela), compared to net income of $13.6 million ($0.5 million, including Venezuela) in the same period of 2018. The variation was mostly due to lower operating income, which was more than offset by lower tax and interest expenses and the positive variance in foreign currency exchange results.

Arcos Dorados reported earnings per share of $0.06 ($0.07, excluding Venezuela) in the first quarter of 2019, compared to earnings per share of $0.00 ($0.06, excluding Venezuela) in the previous corresponding period. Due mainly to share repurchases of 7,993,602 since the initiation of the share repurchase program on May 22, 2018, total weighted average shares for the first quarter of 2019 decreased to 204,035,213 from 211,072,508 in the prior-year quarter.

Analysis by Division:

Brazil Division

Figure 3. Brazil Division: Key Financial Results
(In millions of U.S. dollars, except as noted)

	1Q18 (a)	Currency Translation (b)	Constant Currency Growth (c)	1Q19 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	929			968

Total Revenues	364.7	(55.1)	31.2	340.8	-6.6%	8.6%
Systemwide Comparable Sales						6.8%
Adjusted EBITDA	48.7	(7.7)	5.8	46.9	-3.7%	12.1%
Adjusted EBITDA Margin	13.4%			13.8%	3.1%

The Brazil division’s as reported revenues decreased 6.6%, impacted by the 14% year-over-year average depreciation of the Brazilian real. Excluding currency translation, revenues grew 8.6%, supported by systemwide comparable sales growth of 6.8%, well above inflation. The strong performance in comparable sales mainly resulted from intensified marketing initiatives that the Company anticipated would begin having an effect toward the end of the fourth quarter of 2018.

Marketing activities during the first quarter were focused on top-line growth and delivered strong comparable sales performance. At the same time, the Company continued elevating the family dining experience with innovative and compelling offerings across Arcos Dorados’ menu board. The Company accelerated the activity of digital offerings through the McDonald’s App, with over 11 million downloads to date. Other marketing activities included Lego 2 and Teen Titans in the Happy Meal, and the launch of the “Bacon Smokehouse” premium burger within the Signature collection.

As reported Adjusted EBITDA decreased 3.7% year-over-year and increased 12.1% on a constant currency basis. The Adjusted EBITDA margin expanded 40 basis points to 13.8%, as efficiencies in Payroll costs, mainly resulting from higher productivity and lower labor claims, more than offset the shift in mix related to the marketing campaigns executed during the quarter.

NOLAD

Figure 4. NOLAD Division: Key Financial Results
(In millions of U.S. dollars, except as noted)

	1Q18 (a)	Currency Translation (b)	Constant Currency Growth (c)	1Q19 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	522			526

Total Revenues	97.2	(3.2)	5.4	99.4	2.3%	5.6%
Systemwide Comparable Sales						3.9%
Adjusted EBITDA	7.3	(0.2)	(0.3)	6.7	-8.2%	-4.1%
Adjusted EBITDA Margin	7.5%			6.8%	-10.3%

NOLAD’s as reported revenues increased 2.3%, as the negative effect of currency translation resulting from the 3% year-over-year average depreciation of the Mexican peso against the US dollar was more than offset by 5.6% constant currency growth. The division’s systemwide comparable sales increased 3.9%, driven by average check growth and positive traffic. This was the eighth consecutive quarter of strong comparable sales growth in Mexico, despite the calendar shift of the Easter holiday. As of the date of this press release, the growth momentum continues in this country.

In NOLAD, the Company continued executing marketing activities focused on increasing sales and guest counts. Initiatives included launches such as the ‘Filete de Pescado’ and the BigMac Tocino, which helped drive sales growth. During the quarter, the Company introduced a new affordability platform in Costa Rica which continues to perform in line with expectations. The dessert category and the Happy Meal performed well with McFlurry Kit Kat and Lego 2, respectively, among others.

With the ongoing macroeconomic headwinds in Panama and Costa Rica, the Company focused on retaining traffic, resulting in higher sales performance with an impact in margins.

As reported Adjusted EBITDA for the division decreased 8.2%, or 4.1% on a constant currency basis. The Adjusted EBITDA margin contracted 70 basis points to 6.8%, mainly due to the shift in mix and higher Occupancy and other operating expenses, partially offset by efficiencies in Payroll resulting from improvements in productivity.

SLAD

Figure 5. SLAD Division: Key Financial Results
(In millions of U.S. dollars, except as noted)

	1Q18 (a)	Currency Translation (b)	Constant Currency Growth (c)	1Q19 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	391			394

Total Revenues	241.2	(107.8)	59.8	193.2	-19.9%	24.8%
Systemwide Comparable Sales						23.6%
Adjusted EBITDA	23.0	(9.3)	2.4	16.2	-29.6%	10.4%
Adjusted EBITDA Margin	9.5%			8.4%	-12.1%

SLAD’s as reported revenues decreased 19.9%, as constant currency growth of 24.8% was more than offset by a negative currency impact resulting from the 49% year-over-year average depreciation of the Argentine peso against the US dollar. The division’s systemwide comparable sales increased 23.6%, driven by average check growth.

The division’s marketing activities in the first quarter included a new phase of the McCombo del Día and the launch of the Bacon Smokehouse premium burger in the Signature collection. As part of the Company’s growth strategy, promotional activity was increased, including digital offerings through the McDonald’s app, which helped mitigate the soft consumer environment in Argentina. Also during the quarter, the Company launched specific promotions around Valentine’s Day and Women’s Day. The Happy Meal performed well with Lego 2 and Teen Titans. Marketing initiatives also included the launch of Buttermilk Chicken Strips and the McFlurry M&M and McFlurry Vizzio in the Dessert Category.

Adjusted EBITDA decreased 29.6% on an as reported basis and rose 10.4% in constant currency terms. The Adjusted EBITDA margin contracted 110 basis points to 8.4%, mainly due to a shift in mix resulting from promotional marketing campaigns, costs increases in Argentina, and to higher outside services and utility costs.

Caribbean Division

Figure 6. Caribbean Division: Key Financial Results
(In millions of U.S. dollars, except as noted)

	1Q18 (a)	Currency Translation - Excl. Venezuela (b)	Constant Currency Growth - Excl. Venezuela (c)	Venezuela (d)	1Q19 (a+b+c+d)	% As Reported
Total Restaurants (Units)	348				337

Total Revenues	146.9	(4.7)	(0.4)	(44.1)	97.7	-33.5%

Adjusted EBITDA	(25.7)	(0.4)	1.6	28.3	3.9	115.2%
Adjusted EBITDA Margin	-17.5%				3.9%	122.8%

The Caribbean division’s results continue to be heavily impacted by Venezuela’s macroeconomic volatility, including the ongoing hyperinflationary environment and the country’s heavily regulated currency. As such, reported results may contain significant non-cash accounting charges to operations in this market. Due to the distortive effects that Venezuela represents, the discussion of the Caribbean division’s operating performance is focused on results that exclude the Company’s operations in this country.

Caribbean Division – excluding Venezuela

Figure 7. Caribbean Division - Excluding Venezuela: Key Financial Results
(In millions of U.S. dollars, except as noted)

	1Q18 (a)	Currency Translation (b)	Constant Currency Growth (c)	1Q19 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	218			217

Total Revenues	99.7	(4.7)	(0.4)	94.6	-5.1%	-0.4%
Systemwide Comparable Sales						-1.2%
Adjusted EBITDA	3.8	(0.4)	1.6	5.0	31.6%	39.5%
Adjusted EBITDA Margin	3.8%			5.3%	38.7%

As reported revenues in the Caribbean division, excluding Venezuela, decreased 5.1%, mainly due to the 10% year-over-year average depreciation of the Colombian peso against the US dollar. Comparable sales declined 1.2%, mainly due to an unfavorable comparison with last year’s quarter, when the Company experienced a boost in sales related to the power blackout that affected a significant number of households following Hurricane Maria in Puerto Rico and resulted in more frequent dining out.

During the quarter, the Company intensified the advertisement of its McCombo del Día campaign, through TV, radio and digital, amplifying the launch and increasing the awareness among customers. The division’s marketing activities included Lego 2 and Teen Titans for the Happy Meal and the launch of the McFlurry & Malteada Morenitas in the dessert category, among others. The Signature collection performed well with the introduction of the Champiñón Deluxe premium burger.

Adjusted EBITDA totaled $5.0 million, compared to $3.8 million in the same period of 2018. The Adjusted EBITDA margin expanded 150 basis points to 5.3%, mainly driven by efficiencies in F&P costs, Payroll and G&A expenses.

New Unit Development

Figure 8. Total Restaurants (eop)*

	March 2019	December 2018	September 2018	June 2018	March 2018
Brazil	968	968	939	933	929
NOLAD	526	524	521	522	522
SLAD	394	394	390	390	391
Caribbean	337	337	345	346	348
TOTAL	2,225	2,223	2,195	2,191	2,190

 * Considers Company-operated and franchised restaurants at period-end

The Company opened 69 new restaurants during the twelve-month period ended March 31, 2019, resulting in a total of 2,225 restaurants. Also during the period, the Company added 384 Dessert Centers, bringing the total to 3,133 units. McCafés totaled 265 units at the end of the first quarter.

Balance Sheet & Cash Flow Highlights

Cash and cash equivalents were $172.6 million at March 31, 2019. The Company’s total financial debt (including derivative instruments) was $584.9 million. Net debt (Total Financial Debt minus Cash and cash equivalents) was $412.2 million and the Net Debt/Adjusted EBITDA ratio was 1.5x at the end of the reporting period.

Figure 9. Consolidated Financial Ratios
(In thousands of U.S. dollars, except ratios)

	March 31	December 31
	2019	2018
Cash & cash equivalents	172,624	197,282
Total Financial Debt (i)	584,865	589,760
Net Financial Debt (ii)	412,241	392,478
Total Financial Debt / LTM Adjusted EBITDA ratio	2.1	2.3
Net Financial Debt / LTM Adjusted EBITDA ratio	1.5	1.5
(i)Total financial debt includes long-term debt and derivative instruments (including the asset portion of derivatives amounting to $57.9 million and $54.7 million as a reduction of financial debt as of March 31, 2019 and December 31, 2018, respectively).
(ii) Total financial debt less cash and cash equivalents.

Net cash provided by operating activities totaled $28.0 million in the first quarter, while cash used in net investing activities totaled $36.6 million, which included capital expenditures of $36.0 million, compared to $23.8 million in the previous year’s quarter. Cash used in financing activities amounted to $15.8 million, including $14.0 million of treasury stock purchases during the quarter.

Quarter Highlights & Recent Developments

Share Repurchase Program

On May 22, 2018, the Board of Directors approved the adoption of a share repurchase program, pursuant to which the Company may repurchase, from time to time, up to $60 million of issued and outstanding Class A shares of no par value of the Company. The repurchase program began on this date and would expire at the close of business on May 22, 2019, however, it could terminate prior to such date. As of February 15, 2019, the Company purchased 7,993,602 shares amounting to $60 million. As a result, the repurchase program concluded.

Annual General Shareholders Meeting

The Company held its Annual Shareholders’ Meeting on April 22, 2019. All proposals were approved at the meeting.

Appointment of New Chief Marketing and Digital Officer

Santiago Blanco, 48, joined Arcos Dorados to serve as the new Chief Marketing and Digital Officer. Santiago brings 25 years of global experience in the US, Latin America and Asia to the Company through his 20-year tenure with The Coca-Cola Company, among other companies. Prior to joining Arcos Dorados, Santiago served as Chief Marketing, Digital & Communications Officer at Alsea, from 2017 to 2019. Mr. Blanco holds a Bachelor’s degree in Marketing from the Instituto Tecnológico de Monterrey and an MBA from University of Texas at Austin. Santiago replaced Dan Gertsacov, who decided to leave the Company for personal reasons.

New Institutional Website

On May 14, 2019, the Company launched a new institutional website found at www.arcosdorados.com.

Investor Relations Contact Patricio Iñaki Esnaola Director of Investor Relations Arcos Dorados patricio.esnaola@ar.mcd.com +54 11 4711 2561 www.arcosdorados.com/ir	Media Contact InspIR Group Barbara Cano barbara@inspirgroup.com +1 646 452 2334

Definitions:

Systemwide comparable sales growth: refers to the change, measured in constant currency, in our Company-operated and franchised restaurant sales in one period from a comparable period for restaurants that have been open for thirteen months or longer. While sales by our franchisees are not recorded as revenues by us, we believe the information is important in understanding our financial performance because these sales are the basis on which we calculate and record franchised revenues and are indicative of the financial health of our franchisee base.

Constant currency basis: refers to amounts calculated using the same exchange rate over the periods under comparison to remove the effects of currency fluctuations from this trend analysis. To better discern underlying business trends, this release uses non-GAAP financial measures that segregate year-over-year growth into two categories: (i) currency translation, (ii) constant currency growth. (i) Currency translation reflects the impact on growth of the appreciation or depreciation of the local currencies in which we conduct our business against the US dollar (the currency in which our financial statements are prepared). (ii) Constant currency growth reflects the underlying growth of the business excluding the effect from currency translation.

Excluding Venezuela basis: due to the ongoing political and macroeconomic uncertainty prevailing in Venezuela, and in order to provide greater clarity and visibility on the Company’s financial and operating overall performance, this release focuses on the results on an “Excluding-Venezuela” basis, which is non-GAAP measure.

Adjusted EBITDA: In addition to financial measures prepared in accordance with the general accepted accounting principles (GAAP), within this press release and the accompanying tables, we use a non-GAAP financial measure titled ‘Adjusted EBITDA’. We use Adjusted EBITDA to facilitate operating performance comparisons from period to period.

Adjusted EBITDA is defined as our operating income plus depreciation and amortization plus/minus the following losses/gains included within other operating income (expenses), net, and within general and administrative expenses in our statement of income: gains from sale or insurance recovery of property and equipment; write-offs of property and equipment; impairment of long-lived assets and goodwill; and incremental compensation related to the modification of our 2008 long-term incentive plan.

We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures (affecting net interest expense and other financial charges), taxation (affecting income tax expense) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance. Figure 10 of this earnings release include a reconciliation for Adjusted EBITDA. For more information, please see Adjusted EBITDA reconciliation in Note 9 of our quarterly financial statements (6-K Form) filed today with the S.E.C.

About Arcos Dorados

Arcos Dorados is the world’s largest independent McDonald’s franchisee in terms of systemwide sales and number of restaurants, operating the largest quick service restaurant chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guyana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, St. Croix, St. Thomas, Trinidad & Tobago, Uruguay and Venezuela. The Company operates or franchises over 2,200 McDonald’s-branded restaurants with over 90,000 employees and is recognized as one of the best companies to work for in Latin America. Arcos Dorados is traded on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com/ir

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements. The forward-looking statements contained herein include statements about the Company’s business prospects, its ability to attract customers, its affordable platform, its expectation for revenue generation and its outlook and guidance for 2018. These statements are subject to the general risks inherent in Arcos Dorados' business. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados' business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados' expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Additional information relating to the uncertainties affecting Arcos Dorados' business is contained in its filings with the Securities and Exchange Commission. The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events.

First Quarter 2019 Consolidated Results

(In thousands of U.S. dollars, except per share data)

Figure 10. First Quarter 2019 Consolidated Results (In thousands of U.S. dollars, except per share data)

	For Three-Months ended
	March 31,
	2019	2018
REVENUES
Sales by Company-operated restaurants	695,384	807,061
Revenues from franchised restaurants	35,615	42,826
Total Revenues	730,999	849,887
OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(247,035)	(285,267)
Payroll and employee benefits	(142,056)	(173,114)
Occupancy and other operating expenses	(199,904)	(216,622)
Royalty fees	(39,329)	(42,171)
Franchised restaurants - occupancy expenses	(17,874)	(19,155)
General and administrative expenses	(52,359)	(57,650)
Other operating (expenses) income, net	(1,118)	(43,837)
Total operating costs and expenses	(699,675)	(837,816)
Operating income	31,324	12,071
Net interest expense	(12,446)	(14,640)
Loss from derivative instruments	769	(98)
Foreign currency exchange results	1,538	8,177
Other non-operating expenses, net	(85)	16
Income before income taxes	21,100	5,526
Income tax expense	(8,876)	(4,963)
Net income	12,224	563
Net income attributable to non-controlling interests	(59)	(45)
Net income attributable to Arcos Dorados Holdings Inc.	12,165	518
Earnings per share information ($ per share):
Basic net income per common share	0.06	0.00
Weighted-average number of common shares outstanding-Basic	204,035,213	211,072,508
Adjusted EBITDA Reconciliation
Operating income	31,324	12,071
Depreciation and amortization	28,948	26,517
Operating charges excluded from EBITDA computation	347	18
Adjusted EBITDA	60,619	38,606
Adjusted EBITDA Margin as % of total revenues	8.3%	4.5%

First Quarter 2019 Consolidated Results – Excluding Venezuela

(In thousands of U.S. dollars, except per share data)

Figure 11. First Quarter 2019 Consolidated Results - Excluding Venezuela (In thousands of U.S. dollars, except per share data)

	For Three-Months ended
	March 31,
	2019	2018
REVENUES
Sales by Company-operated restaurants	692,683	764,956
Revenues from franchised restaurants	35,260	37,799
Total Revenues	727,943	802,755
OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(247,265)	(264,110)
Payroll and employee benefits	(141,777)	(169,644)
Occupancy and other operating expenses	(198,654)	(207,260)
Royalty fees	(39,329)	(43,108)
Franchised restaurants - occupancy expenses	(17,748)	(17,779)
General and administrative expenses	(51,264)	(55,574)
Other operating (expenses) income, net	1,078	(2,225)
Total operating costs and expenses	(694,959)	(759,700)
Operating income	32,984	43,055
Net interest expense	(12,446)	(14,640)
Loss from derivative instruments	769	(98)
Foreign currency exchange results	1,447	(1,824)
Other non-operating expenses, net	(85)	14
Income before income taxes	22,669	26,507
Income tax expense	(8,072)	(12,896)
Net income	14,597	13,611
Net income attributable to non-controlling interests	(59)	(45)
Net income attributable to Arcos Dorados Holdings Inc.	14,538	13,566
Earnings per share information ($ per share):
Basic net income per common share	0.07	0.06
Weighted-average number of common shares outstanding-Basic	204,035,213	211,072,508
Adjusted EBITDA Reconciliation
Operating income	32,984	43,055
Depreciation and amortization	28,424	24,956
Operating charges excluded from EBITDA computation	347	10
Adjusted EBITDA	61,755	68,021
Adjusted EBITDA Margin as % of total revenues	8.5%	8.5%

First Quarter 2019 Results by Division

(In thousands of U.S. dollars)

Figure 12. First Quarter 2019 Consolidated Results by Division (In thousands of U.S. dollars)

	1Q
	Three-Months ended		% Incr.	Constant
	March 31,		/	Currency
	2019	2018	(Decr)	Incr/(Decr)%
Revenues
Brazil	340,764	364,683	-6.6%	8.6%
Caribbean	97,694	146,874	-33.5%
Caribbean - Excl. Venezuela	94,638	99,742	-5.1%	-0.4%
NOLAD	99,356	97,151	2.3%	5.6%
SLAD	193,185	241,179	-19.9%	24.8%
TOTAL	730,999	849,887	-14.0%
TOTAL - Excl. Venezuela	727,943	802,755	-9.3%	12.0%

Operating Income (loss)
Brazil	32,093	35,061	-8.5%	6.6%
Caribbean	(1,079)	(31,767)	96.6%
Caribbean - Excl. Venezuela	581	(783)	-174.2%	192.5%
NOLAD	1,341	1,950	-31.2%	-26.9%
SLAD	11,714	17,870	-34.5%	12.9%
Corporate and Other	(12,745)	(11,043)	-15.4%	-85.3%
TOTAL	31,324	12,071	159.5%
TOTAL - Excl. Venezuela	32,984	43,055	-23.4%	-8.9%

Adjusted EBITDA
Brazil	46,904	48,727	-3.7%	12.0%
Caribbean	3,852	(25,651)	115.0%
Caribbean - Excl. Venezuela	4,988	3,764	32.5%	39.5%
NOLAD	6,748	7,295	-7.5%	-4.2%
SLAD	16,153	22,985	-29.7%	10.6%
Corporate and Other	(13,038)	(14,750)	11.6%	-34.8%
TOTAL	60,619	38,606	57.0%
TOTAL - Excl. Venezuela	61,755	68,021	-9.2%	6.5%

Figure 13. Average Exchange Rate per Quarter*
	Brazil	Mexico	Argentina
1Q19	3.77	19.20	39.00
1Q18	3.25	18.71	19.70
* Local $ per 1 US$

Summarized Consolidated Balance Sheets

(In thousands of U.S. dollars)

Figure 14. Summarized Consolidated Balance Sheets (In thousands of U.S. dollars)

	March 31	December 31
	2019	2018
ASSETS
Current assets
Cash and cash equivalents	172,624	197,282
Short-term investment	-	-
Accounts and notes receivable, net	61,079	84,287
Other current assets (1)	167,630	182,993
Total current assets	401,333	464,562
Non-current assets
Property and equipment, net	852,275	856,192
Net intangible assets and goodwill	41,231	41,021
Deferred income taxes	58,555	58,334
Derivative instruments	57,903	54,735
Leases right of use assets	848,111	-
Other non-current assets (2)	106,570	103,195
Total non-current assets	1,964,645	1,113,477
Total assets	2,365,978	1,578,039
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	221,560	242,455
Taxes payable (3)	93,962	114,849
Accrued payroll and other liabilities	105,281	94,166
Other current liabilities (4)	23,271	24,527
Provision for contingencies	2,337	2,436
Financial debt (5)	14,017	14,879
Leases operating liabilities	61,989	-
Total current liabilities	522,417	493,312
Non-current liabilities
Accrued payroll and other liabilities	18,696	35,322
Provision for contingencies	27,004	26,073
Financial debt (6)	628,751	629,616
Deferred income taxes	772	957
Leases operating liabilities	802,955	-
Total non-current liabilities	1,478,178	691,968
Total liabilities	2,000,595	1,185,280
Equity
Class A shares of common stock	379,921	379,845
Class B shares of common stock	132,915	132,915
Additional paid-in capital	15,682	14,850
Retained earnings	402,666	413,074
Accumulated other comprehensive losses	(506,226)	(502,266)
Common stock in treasury	(60,000)	(46,035)
Total Arcos Dorados Holdings Inc shareholders’ equity	364,958	392,383
Non-controlling interest in subsidiaries	425	376
Total equity	365,383	392,759
Total liabilities and equity	2,365,978	1,578,039

(1) Includes "Other receivables", "Inventories", "Prepaid expenses and other current assets", and "McDonald's Corporation's indemnification for contingencies".
(2) Includes "Miscellaneous", "Collateral deposits", and "McDonald´s Corporation indemnification for contingencies".
(3) Includes "Income taxes payable" and "Other taxes payable".
(4) Includes "Royalties payable to McDonald´s Corporation" and "Interest payable".
(5) Includes "Short-term debt", "Current portion of long-term debt" and "Derivative instruments".
(6) Includes "Long-term debt, excluding current portion" and "Derivative instruments".